Exhibit 23.1
CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Form S-3) and related Prospectuses of Genocea Biosciences, Inc. for the registration of (a) shares of common stock, preferred stock, warrants, and units for the issuance and sale of up to $200,000,000; and, (b) common stock for the issuance and sale of up to $23,315,000, respectively, and to the incorporation by reference therein of our report dated February 16, 2018, with respect to the consolidated financial statements of Genocea Biosciences, Inc. included in its Annual Report (Form 10-K) for the year ended December 31, 2017, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP
Boston, Massachusetts
May 21, 2018